Exhibit 99.5

The Real Brokerage Inc. Announces Third Quarter 2025 Financial Results

MIAMI, October 30, 2025 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a leading real estate technology platform redefining the industry through innovation and culture, announced today financial results for the third quarter ended September 30, 2025.

“Real continued to materially outperform the broader housing market in the third quarter, with closed transactions up 49% year-over-year,” said Tamir Poleg, Chairman and Chief Executive Officer. “We also surpassed 30,000 agents, reinforcing the strength of our model and our ability to grow in any market cycle. Our focus remains on delivering meaningful value to our agents and their clients while expanding a differentiated ecosystem of ancillary products and services.”

“We organically grew our agent base by 2,100 agents in the third quarter, while our churn metrics declined to multi year lows, demonstrating the durability of our growth engine, “ said Jenna Rozenblat, Real’s Chief Operating Officer. “Our priority remains to drive deeper agent engagement, streamline the client experience, and support productivity across our network. With this momentum, we look forward to closing out the year from a position of strength, while laying the foundation for an even stronger 2026.”

“In the third quarter, revenue increased 53% to $568.5 million and Adjusted EBITDA2 grew 54% to $20.4 million, while operating losses narrowed compared to last year,” said Ravi Jani, Chief Financial Officer. “We ended the quarter with a record $56 million of unrestricted cash and short term investments, even after deploying $15.5 million to share repurchases during the quarter. This financial strength gives us ample flexibility to invest in our platform, support ancillary expansion, and return capital to shareholders.”

Q3 2025 Financial Highlights1

●	Revenue rose to $568.5 million in the third quarter of 2025, an increase of 53% from $372.5 million in the third quarter of 2024.

●	Gross profit reached $44.9 million in the third quarter of 2025, an increase of 40% from $32.1 million in the third quarter of 2024.

●	Net loss attributable to owners of the Company improved to $(0.4) million in the third quarter of 2025, compared to a net loss of $(2.6) million in the third quarter of 2024.

●	Adjusted EBITDA[2] was $20.4 million in the third quarter of 2025, an improvement from $13.3 million in the third quarter of 2024.

●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, totaled $45.3 million in the third quarter of 2025, a 31% increase from $34.6 million in the third quarter of 2024.

●	Revenue share expense, which is included in Marketing expenses, was $15.7 million in the third quarter of 2025, a 35% increase compared to $11.7 million in the third quarter of 2024.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, and other unique or non-cash expenses, were $21.7 million in the third quarter of 2025, an increase of 29% from $16.8 million in the third quarter of 2024.

●	Adjusted operating expense per transaction was $405 in the third quarter of 2025, a decline of 13% from $468 in the third quarter of 2024.

●	Basic and diluted loss per share was $(0.002) in the third quarter of 2025, compared to a basic and diluted loss per share of $(0.01) in the third quarter of 2024.

●	Real generated $8.8 million of cash from operating activities during the third quarter of 2025 and repurchased 3.2 million common shares for $15.5 million in the quarter.

●	Real ended the third quarter of 2025 with $55.8 million of unrestricted cash and equivalents and short-term investments on its balance sheet, and continues to have no debt.

1 All dollar references are in U.S. dollars.

2 There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. See accompanying note under the heading “Non-GAAP Measures and Ratios” for an explanation of the composition of these non-GAAP measures.

1

Q3 2025 Business and Operational Highlights

●	North American Brokerage

●	North American Brokerage revenue rose to $565.3 million in the third quarter of 2025, an increase of 53% from $369.9 million in the third quarter of 2024. Growth was driven by an increase in the number of productive agents on our platform and higher transaction volume.

●	The total number of agents on the platform increased to 30,183 at the end of the third quarter of 2025, an increase of 39% from the third quarter of 2024.

●	The total number of transactions closed was 53,512 in the third quarter of 2025, an increase of 49% from 35,832 in the third quarter of 2024.

●	The total value of completed real estate transactions reached $21.4 billion in the third quarter of 2025, an increase of 49% from $14.4 billion in the third quarter of 2024.

●	As of October 28, 2025, over 30,700 agents are now on the Real platform.

●	One Real Title

●	One Real Title revenue was $1.3 million in the third quarter of 2025, compared to $1.4 million in the third quarter of 2024. The decline was primarily due to the wind-down of several joint ventures, which has not yet been fully offset by the ramp-up of new state-based joint ventures, which generally require several quarters before reaching scale.
●	Under new leadership, the business is transitioning from team-based to state-based joint ventures to improve scalability and operating efficiency.

●	One Real Mortgage

●	One Real Mortgage revenue reached $1.8 million in the third quarter of 2025, a 47% increase compared to $1.2 million in the third quarter of 2024. Growth was driven by the addition of productive loan officers to the platform and the launch of an inside sales team.

●	As of October 2025, One Real Mortgage had approximately 100 mortgage loan officers, including over 60 affiliated with the Real Originate program.

●	Real Wallet

●	Real Wallet is a financial technology platform that centralizes an agent’s access to certain Company-branded financial products. Real Wallet currently includes: (i) business checking accounts for eligible U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card; and (ii) credit lines for eligible agents in certain U.S. states and Canadian provinces, based on their earnings history with Real.

●	Real Wallet revenues totaled $0.2 million in the third quarter of 2025, including a ($0.1) million one-time contra-revenue adjustment related to the launch of the Real Wallet Rewards program during the quarter.

●	As of October 2025:

●	Over 4,600 Real agents were utilizing Real Wallet business checking accounts, including approximately 1,100 Real Wallet Tax Planning business checking accounts.

●	The total deposit balance held in all Real Wallet business checking and tax planning accounts was approximately $20 million.

●	Corporate Update

●	Real launched operations in Saskatchewan in October 2025, expanding its Canadian footprint to five provinces.

●	Real will host its annual RISE agent conference in Orlando from November 3–5, 2025, bringing together thousands of agents and industry partners from across North America.

2

The Company will discuss the third quarter results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:

Date:	Thursday, October 30, 2025

Time:	8:00 am ET

Dial-in Number:	North American Toll Free: 877-545-0523 International: 973-528-0016

Access Code:	861691

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/52933

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	52933

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/52933

3

Non-GAAP Measures and Ratios

This news release includes references to “Adjusted EBITDA”, “Adjusted Operating Expense”, and “Operating Expense Excluding Revenue Share”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures, including Non-GAAP ratios, are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Operating Expense Excluding Revenue Share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expenses.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA, Adjusted Operating Expense and Operating Expense Excluding Revenue Share have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three and nine months ended September 30, 2025 and 2024 and is presented in the table below labeled Reconciliation of Net Loss to Adjusted EBITDA. Our Adjusted Operating Expense and Operating Expense Excluding Revenue Share reconciled to the most comparable GAAP measure is presented for the three and nine months ended September 30, 2025 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

This press release also includes Non-GAAP financial measure ratios. A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation and that has a non-GAAP financial measure as one or more of its components.

Operating Expense Excluding Revenue Share per Transaction is a ratio calculated as Operating Expense Excluding Revenue Share, divided by the number of closed transaction sides. Adjusted Operating Expense per Transaction is a ratio calculated as Adjusted Operating Expense, divided by the number of closed transaction sides.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

Unaudited

	As of
	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$36,427	$23,376
Restricted cash	35,945	24,089
Investments in financial assets	19,352	9,449
Trade receivables	27,861	14,235
Short-term financing receivables, net	2,224	-
Other current assets	2,901	1,762
TOTAL CURRENT ASSETS	$124,710	$72,911
NON-CURRENT ASSETS
Intangible assets, net	4,518	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,514	2,116
Investment in equity securities	2,250	-
Long-term financing receivables, net	2,230	-
TOTAL NON-CURRENT ASSETS	$20,505	$13,684
TOTAL ASSETS	$145,215	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,078	1,374
Accrued liabilities	47,655	25,939
Customer deposits	35,945	24,089
Other payables	6,944	3,050
TOTAL CURRENT LIABILITIES	$91,622	$54,452
TOTAL LIABILITIES	$91,622	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 210,911 Shares issued and 210,911 outstanding at September 30, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024	-	-
Additional paid-in capital	161,896	138,639
Accumulated deficit	(108,648)	(104,746)
Accumulated other comprehensive income	392	708
Treasury stock, at cost, 0 and 442 Common Shares at September 30, 2025 and December 31, 2024, respectively	-	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	53,640	32,146
Non-controlling interests	(47)	(3)
TOTAL EQUITY	53,593	32,143
TOTAL LIABILITIES AND EQUITY	$145,215	$86,595

5

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars and shares in thousands, except per share amounts)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$568,549	$372,488	$1,463,277	$914,009
Cost of Sales	523,692	340,359	1,336,623	829,253
Gross Profit	44,857	32,129	126,654	84,756

General and administrative expenses	19,584	16,301	56,000	42,452
Marketing expenses	21,034	15,261	62,015	43,779
Research and development expenses	4,712	3,045	12,637	8,115
Settlement of litigation	—	—	—	9,250
Operating Expenses	45,330	34,607	130,652	103,596
Operating Loss	(473)	(2,478)	(3,998)	(18,840)

Other income, net	365	151	653	381
Finance expenses, net	(83)	(214)	(417)	(1,289)
Loss Before Tax	$(191)	$(2,541)	(3,762)	(19,748)
Tax Expense	89	—	89	—
Net Loss	$(280)	$(2,541)	$(3,851)	(19,748)
Net income attributable to non-controlling interests	167	45	51	150
Net Loss Attributable to the Owners of the Company	$(447)	$(2,586)	$(3,902)	$(19,898)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(131)	3	(128)	97
Foreign currency translation adjustment	(59)	(230)	(188)	265
Total Comprehensive Loss Attributable to Owners of the Company	$(637)	$(2,813)	$(4,218)	$(19,536)
Total Comprehensive Income Attributable to Non-Controlling Interest	167	45	51	150
Total Comprehensive Loss	$(470)	$(2,768)	$(4,167)	$(19,386)
Earnings (Loss) per share
Basic loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Weighted-average shares, basic	218,996	196,668	216,262	188,864
Weighted-average shares, diluted	218,996	196,668	216,262	188,864

6

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollar in thousands)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net Loss	$(280)	$(2,541)	$(3,851)	$(19,748)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	567	358	1,344	1,024
Equity-settled stock-based payment	19,912	15,417	50,414	37,797
Finance costs	6	(162)	(81)	38
Change in fair value of warrants liability	-	129	-	600
Changes in operating assets and liabilities:
Funds held in restricted escrow account	-	-	-	(9,250)
Trade receivables	(1,040)	1,326	(13,626)	(10,864)
Other receivables	-
Short-term and long-term financing receivables, net	(236)	-	(4,454)	-
Other current assets	(1,278)	(837)	(1,139)	(239)
Accounts payable	(173)	(63)	(296)	562
Accrued liabilities	(413)	(2,638)	21,716	17,617
Customer deposits	(10,357)	(5,608)	11,856	14,568
Other payables	2,101	1,815	3,894	12,541
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,809	7,196	65,777	44,646

INVESTING ACTIVITIES
Purchase of investment in equity securities	-	-	(2,250)	-
Purchase of property and equipment	(395)	(367)	(935)	(964)
Purchase of intangible assets	(2,750)	-	(2,750)	-
Purchase of financial assets	(14,325)	(102)	(15,784)	(1,815)
Proceeds from sale of financial assets	-	1,014	5,753	6,766
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(17,470)	545	(15,966)	3,987

FINANCING ACTIVITIES
Repurchase of common shares	(15,469)	(15,110)	(24,299)	(30,336)
Payment of employee taxes on certain share-based arrangements	(263)	(736)	(1,974)	(1,477)
Proceeds from exercise of stock options	910	1,994	1,571	5,617
Contributions from (distributions to) non-controlling interest	4	(119)	(95)	(171)
NET CASH USED IN FINANCING ACTIVITIES	(14,818)	(13,971)	(24,797)	(26,367)

Net change in cash, cash equivalents and restricted cash	(23,479)	(6,230)	25,014	22,266
Cash, cash equivalents and restricted cash, beginning of period	95,916	56,440	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(65)	(82)	(107)	207
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$72,372	$50,128	$72,372	$50,128

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Warrants exercised	-	485	-	862

7

THE REAL BROKERAGE INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net Loss	$(280)	$(2,541)	$(3,851)	$(19,748)
Add/(Deduct):
Finance Expenses, Net	83	(16)	417	1,554
Depreciation and Amortization	567	358	1,344	1,024
Stock-Based Compensation	19,912	15,417	50,414	37,797
Restructuring Expenses	-	-	250	-
Expenses Related to Anti-Trust Litigation Settlement	-	33	27	10,259
Tax Expense	89	-	89	-
Adjusted EBITDA(i)	20,371	13,251	48,690	30,886

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP Measures and Ratios section of this press release.

8

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(U.S. dollars in thousands)

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Main revenue streams
Commissions	$565,307	$369,890	$1,454,501	$907,716
Title	1,307	1,400	3,683	3,450
Mortgage Broker Income	1,758	1,198	4,543	2,843
Wallet	177	—	550	—
Total Revenue	$568,549	$372,488	$1,463,277	$914,009

9

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2023		2024				2025
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Operating Expense	22,742	26,796	36,477	32,512	34,607	36,371	39,145	46,177	45,330
Less: Revenue Share Expense	7,946	6,840	9,064	12,475	11,651	9,537	12,504	17,644	15,738
Revenue Share Expense (% of revenue)	3.7%	3.8%	4.5%	3.7%	3.3%	2.7%	3.5%	3.3%	2.8%
Operating Expense Excluding Revenue Share[1]	14,796	19,956	27,413	20,037	22,956	26,834	26,641	28,533	29,592
Less:
Stock-Based Compensation - Employees	285	6,543	1,493	2,265	3,139	3,405	1,651	2,057	3,422
Stock-Based Compensation - Agent	2,769	1,830	2,137	2,335	2,665	2,940	3,115	3,478	3,935
Depreciation and Amortization Expense	277	298	326	340	358	372	379	398	567
Restructuring Expense	80	58	—	—	—	—	250	—	—
Expenses Related to Anti-Trust Litigation Settlement	—	—	9,857	369	33	118	27	—	—
Subtotal	3,411	8,729	13,813	5,309	6,195	6,835	5,422	5,933	7,924
Adjusted Operating Expense[2]	11,385	11,227	13,600	14,728	16,761	19,998	21,219	22,601	21,668
Adjusted Operating Expense (% of revenue)	5.3%	6.2%	6.8%	4.3%	4.5%	5.7%	6.0%	4.2%	3.8%

1 Operating expense excluding revenue share excludes revenue share expense.

2 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

10

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2023		2024				2025
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Transaction Data
Closed Transaction Sides[1]	20,397	17,749	19,032	30,367	35,832	35,370	33,617	49,282	53,512
Total Value of Home Side Transactions ($, billions)[2]	8.1	6.8	7.5	12.6	14.4	14.6	13.5	20.1	21.4
Median Home Sales Price ($, thousands)[3]	$370	$355	$372	$384	$383	$380	$380	$387	$390
Agent Metrics
Total Agents[4]	12,175	13,650	16,680	19,540	21,770	24,140	26,870	28,034	30,183
Agent Churn Rate (%)[5]	10.8	6.2	7.9	7.5	7.3	6.8	8.7	9.4	4.9
Revenue Churn Rate (%)[6]	4.5	4.9	1.9	1.6	2.0	1.8	2.5	1.9	1.4
Headcount and Efficiency Metrics
Full-Time Employees[7]	162	159	151	231	240	264	410	429	439
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	120	118	117	142	155	178	307	324	340
Headcount Efficiency Ratio[9]	1:101	1:116	1:143	1:138	1:140	1:136	1:88	1:87	1:89
Revenue Per Full Time Employee ($, thousands)[10]	$1,789	$1,537	$1,716	$2,400	$2,403	$1,970	$1,153	$1,669	$1,672
Operating Expense Excluding Revenue Share ($, thousands)[11]	$14,796	$19,956	$27,413	$20,037	$22,956	$26,835	$26,641	$28,533	$29,682
Operating Expense Per Transaction Excluding Revenue Share ($)[12]	$725	$1,124	$1,440	$660	$641	$759	$792	$579	$555
Adjusted Operating Expense ($, thousands)[13]	$11,385	$11,226	$13,600	$14,728	$16,761	$19,998	$21,219	$22,601	$21,668
Adjusted Operating Expense Per Transaction ($)[14]	$558	$632	$715	$485	$468	$565	$631	$459	$405

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

12 A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

13 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

14 Adjusted operating expense per transaction, calculated as adjusted operating expense divided by the number of closed transaction sides.

11

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding increasing the number of agents, revenue growth and profitability and the business, strategic plans of Real and expectations regarding Real Wallet.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features, including Real Wallet Capital and Leo for Clients and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 6, 2025, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended September 30, 2025, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 30,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221

12